UNITED STATES AH 3/14/2002
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-35804


RECEIVED
MAR 0 4 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Jesup & Lamont Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York	N.Y.	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Curd 212-307-2660
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I,____swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Jesup & Lamont Securities Corporation, as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JESUP & LAMONT SECURITIES CORPORATION

(SEC I.D. No. 8-35804)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
REPORT ON INTERNAL CONTROL

* * * * * *

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Jesup & Lamont Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Jesup & Lamont Securities Corporation as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, subsequent to year end the Company plans to file for a broker dealer withdrawal and intends to cease operations and liquidate its assets. The financial statements do not include any adjustments that might be necessary when the Company is liquidated.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Jesup & Lamont Securities Corporation at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2002

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

JESUP & LAMONT SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 175,739
Due from clearing broker	151,794
Securities owned	1,214,212
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $543,469	633,152
Other assets	137,100
	$ 2,311,997

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses and other liabilities	$ 534,609
Securities sold, but not yet purchased	233,178
	767,787

Stockholder's equity

Common stock, $.10 par value; 100 shares authorized and issued; 50 shares outstanding	10
Additional paid-in capital	836,995
Retained earnings	707,210
	1,544,215
Less: treasury stock, 50 shares at cost	(5)
	1,544,210
	$ 2,311,997

See notes to financial statements

JESUP & LAMONT SECURITIES CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 3,818,866
Investment banking	1,135,086
Trading income, net	906,242
Interest and other income	255,747
	6,115,941
EXPENSES	
Salaries and payroll costs	3,837,979
Commissions and clearance fees	979,375
Occupancy	203,735
Communications	496,382
Depreciation and amortization	152,436
Other expenses	802,384
	6,472,291
NET LOSS	$ (356,350)

See notes to financial statements

JESUP & LAMONT SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net loss	$ (356,350)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	152,436
Decrease in securities owned	663,577
Decrease in due to clearing broker	(416,575)
Decrease in other assets	128,827
Decrease in accrued expenses and other liabilities	(166,731)
Increase in securities sold, but not yet purchased	188,529
Total adjustments	550,063
Net cash provided by operating activities	193,713
Cash flows from investing activities	
Cash payments for the purchase of property	(22,734)
Net cash used by investing activities	(22,734)
NET INCREASE IN CASH	170,979
CASH - BEGINNING	4,760
CASH - END	$ 175,739

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income Tax	$ -

See notes to financial statements

JESUP & LAMONT SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	*ADDITIONAL PAID-IN CAPITAL*	*RETAINED EARNINGS*	*TREASURY STOCK*	*TOTAL*
Balance - beginning	$ 10	$ 836,995	$ 1,063,560	$ (5)	$ 1,900,560
Net Loss	-	-	(356,350)	-	(356,350)
Balance - end	$ 10	$ 836,995	$ 707,210	$ (5)	$ 1,544,210

See notes to financial statements

JESUP & LAMONT SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Jesup & Lamont Securities Corporation (The "Company") is a registered broker dealer and clears its securities transactions on a fully-disclosed basis through another broker dealer, Bear Stearns Securities Corp. The Company is a wholly-owned subsidiary of Jesup & Lamont Group Holdings, Inc. The Company had no liabilities subordinated to claims of creditors during the year ended December 31, 2001.

The Company plans to file for a broker dealer withdrawal and intends to cease operations and liquidate its assets in 2002. The financial statements do not include any adjustments that might be necessary when the Company is liquidated.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned and securities sold, but not yet purchased, are recorded at current market value.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided for by straight line and accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company has elected to file a consolidated income tax return with its Parent and has entered into a tax sharing agreement with its Parent. The agreement calls for the Parent to pay all federal, state and local taxes for the Company. Accordingly, no income tax expense or liability is recorded on the Company's financial statements.

Significant Credit Risk and Estimates

The Company executes as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Credit Risk and Estimates (continued)

The responsibility for processing customer activity rests with the Company's clearing firm, Bear Stearns Securities Corp. The Company is located in New York City and does business with customers throughout the United States.

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

2. RELATED PARTY TRANSACTIONS

The Company shares office space and expenses with its Parent and a company affiliated by common ownership.

3. MARKETABLE SECURITIES

Securities owned and securities sold, but not yet purchased consist primarily of warrants of a U.S. publicly traded company.

4. PROFIT SHARING PLAN

The Company has a salary reduction and profit sharing plan (401K), which covers substantially all employees. The employees have the option of contributing a percentage of their earnings up to a specified maximum and the Company has an option of contributing matching amounts. During the year ended December 31, 2001, the Company paid approximately $12,000 to the plan.

5. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space that calls for monthly payments plus escalations based on specified expenses and expires June 30, 2009. Rent expense is allocated to the Company and its Parent and was approximately $188,000 for the year ended December 31, 2001.

COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases (continued)

The future minimum lease payments are as follows:

2002	$ 621,000
2003	621,000
2004	642,000
2005	642,000
2005 and thereafter	2,346,000
Total	$4,872,000

Banking arrangements

The Company has an outstanding letter of credit of approximately $321,000 as security on its lease. The letter of credit will expire in June 2002 and may be annually renewable through June 2005.

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including and two arbitrations claiming amounts up to approximately $2,000,000. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions will have no material adverse effect on the Company's financial condition.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $518,611, which was $418,611 in excess of its required net capital of $ 100,000. The Company had a percentage of aggregate indebtedness to net capital of 103% as of December 31, 2001.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

JESUP & LAMONT SECURITIES CORPORATION **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL	
Total Stockholders' equity	$ 1,544,210
Deductions and/or charges	
Non-allowable assets	770,252
Net capital before haircuts on securities positions	773,958
Haircuts and undue concentration	255,347
NET CAPITAL	$ 518,611
TOTAL AGGREGATE INDEBTEDNESS	$ 534,609
MINIMUM NET CAPITAL REQUIRED	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 418,611
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	103%

Reconciliation with the Company's computation (included in part II of Form X17a-5) as of December 31, 2001	
Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 587,895
Net audit adjustments-adjustment in valuation of securities	(69,284)
Net capital, per above	$ 518,611

See independent auditors' report

JESUP & LAMOT SECURITIES CORPORATION **Schedule 2**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Jesup & Lamont Securities Corporation
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Jesup & Lamont Securities Corporation. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2002